CONFIDENTIAL

April 8, 2011

Max A. Webb

Tonya Bryan

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Arcos Dorados Holdings Inc.
Registration Statement on Form F-1
Filed on March 25, 2011
File No. 333-173063

Dear Mr. Webb and Ms. Bryan:

By letter dated March 29, 2011, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Registration Statement on Form F-1 (the “Registration Statement”) of Arcos Dorados Holdings Inc. (the “Company”) relating to a proposed offering in the United States of the Company’s class A shares. We are filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement for the purpose of filing an updated Exhibit 5.1 thereto. Our responses to your comments are indicated below.

To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter. Capitalized terms used and not otherwise defined in the response letter that are defined in Exhibit 5.1 shall have the meanings set forth in Exhibit 5.1.

Exhibit 5.1

1.	Please have counsel confirm that it will refile the opinion dated as of the date of effectiveness and update paragraphs 2.2, 2.3, 3.5, and 5.4 of the opinion to such date.

Max A. Webb	April 8, 2011
Tonya Bryan
Securities and Exchange Commission
Page 2

In response to the Staff’s comment and subsequent conversations with the Staff, counsel is refiling the opinion dated as of the effectiveness date and has updated paragraphs 2.2, 2.3, 3.4 (previously numbered 3.5) and 5.4 of the opinion to such date.

2.	We note counsel’s statement in paragraph 3.3 of the opinion relating to factual representations “implied by the documents” examined by counsel. Please advise what factual representations have been implied by the documents or delete this part of the sentence.

In response to the Staff’s comment, counsel has deleted the statement relating to factual representations “implied by the documents.”

3.	We note counsel’s assumptions that “all public records of the Company which we have examined are accurate” and that “the information disclosed by the searches which we conducted against the Company at the Registry of Corporate Affairs is true and complete.” Given the fact that counsel represents the company, please advise why it is necessary to make these assumptions or, in the alternative, delete these statements.

In response to the Staff’s comment, counsel has revised these statements to clarify that these assumptions relate to factual, as opposed to legal, matters disclosed in the public records of the Company as of the date of the opinion.

4.	Please have counsel rethink its defined term Initial Shares. The shares of the selling shareholders are outstanding, a concept not covered by the opinion.

In response to the Staff’s comment, counsel has revised its opinion to remove the term “Initial Shares.” Instead, counsel has defined “New Shares” to include the class A shares to be issued by the Company and “Sale Shares” to include the outstanding class A shares offered by the selling shareholders.

*  *  *  *

Max A. Webb	April 8, 2011
Tonya Bryan
Securities and Exchange Commission
Page 3

We very much appreciate the Staff’s willingness to review the Registration Statement. Should you have any questions about the responses contained herein, please contact Maurice Blanco or Andrés V. Gil of Davis Polk & Wardwell LLP at 212-450-4086 or 212-450-4779, respectively.

Very truly yours,

/s/ Juan David Bastidas

Juan David Bastidas
Chief Legal Counsel

Enclosures

CC:	Woods Staton (Arcos Dorados Holdings Inc.)
German Lemonnier (Arcos Dorados Holdings Inc.)
Maurice Blanco (Davis Polk & Wardwell LLP)
Andrés V. Gil (Davis Polk & Wardwell LLP)
Marcelo A. Mottesi (Milbank, Tweed, Hadley & McCloy LLP)
Paul Denaro (Milbank, Tweed, Hadley & McCloy LLP)
Fernando Paci (Pistrelli, Henry Martin y Asociados SRL, member firm of Ernst & Young Global)